 EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

July 13, 2015

Trading Symbols: TSX Venture – CLH

US OTC.BB – CLHRF

Berlin and Frankfurt – GV8

WARRANTS EXTENSION

Coral Gold Resources Ltd. ("Coral") wishes to announce that it has applied for an amendment to its terms of the warrants issued pursuant to a private placement announced on May 30, 2013. The Company has applied to extend the expiry date of the warrants for a term of three years from July 17, 2015 to July 17, 2018. All other terms remain the same.

The proposed amendment to the warrant term is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"David Wolfin"

_______________________________

David Wolfin

President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.